

Mail Stop 7010

October 19, 2007

Via U.S. mail and facsimile

Mr. Jeffrey C. Blockinger
Chief Legal Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **Re:** **Och-Ziff Capital Management Group LLC**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 17, 2007**
> **File No. 333-144256**

Dear Mr. Blockinger:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your letter dated October 12, 2007 is still under review.

2. We note that you must still file a number of exhibits to the registration statement. Please note that we will need sufficient time to review these exhibits and may have comments on them and related disclosure before the filing is declared effective.

3. To the extent that any information is available, please include a recent developments section to disclose and discuss your results for the quarter ended September 30, 2007.

Unaudited Pro Forma Statement of Operations Information, pages 98-100

4. Please revise your pro forma statements of operations, here and on page 30, to re-name net income (loss) to net income (loss) before nonrecurring charges directly attributable to the transaction. In addition, please revise the notes to your pro forma financial information to also include a tabular presentation that summarizes all the nonrecurring charges excluded from the pro forma statements of operations, with appropriate cross-references to the related pro forma note disclosures. Refer to Article 11 of Regulation S-X.

Note (b) to the Unaudited Pro Forma Financial Information, page 101

5. Please clarify how you intend to account for the Investment Distributions to Mr. Och and to your other partners.

Note (c) to the Unaudited Pro Forma Financial Information, page 101

6. Please disclose the amount of Deferred Income Distributions that you will pay to your other partners and clarify that these amounts have been accrued in the historical financial statements.

Note (d) to the Unaudited Pro Forma Financial Information, page 101

7. Please clarify if and how the 2007 Management Fee Distributions to your other partners are reflected in the historical and pro forma financial statements.

Note (f) to the Unaudited Pro Forma Financial Information, page 102

8. Please disclose the material assumptions you used to determine the tax valuation allowance you recorded.

Notes (g) and (j) to the Unaudited Pro Forma Financial Information, pages 103 and 104

9. It is unclear to us how you determined it is appropriate to reflect a discount for transferability restrictions. Please clarify or revise. In addition, please revise (i) and (iii) to note (j) to quantify the total amounts that will be expensed over the vesting periods.

Note (h) to the Unaudited Pro Forma Financial Information, page 103

10. Based on the disclosures it is unclear to us if the adjustments reflected in the pro forma statements of operations exceed the amount that would have been available without recording a receivable during each period. Please clarify or revise.

Note (m) to the Unaudited Pro Forma Financial Information, page 108

11. Please explain to us why you believe the additional expenses associated with operating as a public company are not determinable. To the extent that certain expenses are known or can be reasonably estimated within a range, please disclose these estimates in the notes to the pro forma financial statements.

MD&A - Contractual Obligations, page 142

12. In order to provide investors with a more meaningful disclosure of your actual contractual obligations, please update your table to be as of June 30, 2006 and include a pro forma line item that reflects principal and interest payments on the $750 million term loan you entered into on July 2, 2007.

Unaudited Interim Combined Balance Sheets, page F-37

13. We have reviewed your response to our prior comment three. We continue to believe that your planned distribution of the deferred income receivable to your equity owner should be reflected in the pro forma presentation on page F-37. It appears to us that in certain cases, dividends, whether declared or not, should be reflected on a pro forma basis. It is unclear to us under what, if any, circumstances the deferred income will not be distributed to Mr. Och, therefore, we continue to believe it should be reflected in the pro forma presentation. Also, please reconcile the amounts disclosed in note 10 on page F-56 with the amounts disclosed in the notes to the pro forma financial statements. We have also reviewed your response to our prior comment four. In light of the additional distributions to Mr. Och, including the 2007 Management Fee Distribution and the Investment Distribution, it appears to us that you should also reflect the impact of these planned distributions in the pro forma presentation. Finally, since the planned distributions will materially impact historical equity, we believe you should provide a footnote to the historical equity disclosures on pages 29 and 110 that quantifies the total distributions and the resulting deficit.

*   *   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Matthew J. Mallow
        Ms. Jennifer A. Bensch
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, NY 10036
        Mr. Jay Clayton
        Mr. Glen T. Schleyer
        Sullivan & Cromwell LLP
        125 Broad Street
        New York, NY 10004